

June 5, 2012

<u>Via E-mail</u>
Mr. Dennis L. Zeitler
Principal Financial and Accounting Officer
Mine Safety Appliances Company
1000 Cranberry Woods Drive
Cranberry Township, Pennsylvania 16066-5207

  RE: **Mine Safety Appliances Company**
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed February 22, 2012
     File No. 001-15579

Dear Mr. Zeitler:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data, page 37</u>

<u>Report of Independent Registered Public Accounting Firm, page 38</u>

1. We note that the audit report issued by PricewaterhouseCoopers LLP did not include the city and state where it was issued as required by Rule 2-02(a) of

> Regulation S-X. Please confirm that the manually signed copy of the audit report included that information and provide us a copy of that report. Further, confirm that you will include the required information in electronic versions of audit reports filed with us in your future filings. Otherwise, please advise us.

Consolidated Financial Statements, page 39

Notes to Consolidated Financial Statements, page 43

Note 16 – Acquisitions, page 60

> 2. We note your disclosure herein that fair values for your October 13, 2010 acquisition of General Monitors, Inc. were determined by management based, in part, on an independent valuation performed by a third party valuation specialist. Please describe to us and revise future filings to clarify the nature and extent of the third party valuation specialist's involvement and management's reliance on the work of the independent appraiser. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief